SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PORTUGAL TELECOM, SGPS, S.A.

Open Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 1,254,285,000
Registered in the Conservatory of the Commercial Registry of Lisbon under no. 03602/940706
Collective Person no. 503 215 058

ANNOUNCEMENT

Pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, we hereby announce that, as of November 11, 2003, The Capital Group Companies, Inc. (“CGC”) holds through its funds/clients 5.04% of Portugal Telecom, SGPS, S.A. (“PT”) share capital and 4.92% of the company’s voting rights.

CGC holdings in PT, calculated in accordance with the terms of no. 1 of article 20 of the Portuguese Securities Code are set out in the following table:

Institution	No. of Shares	% of Share capital

Capital Research and Management Company	55,499,179	4.42%
Capital Guardian Trust Company	2,811,832	0.22%
Capital International, Inc.	1,414,783	0.11%
Capital International Limited	758,117	0.06%
Capital International S.A.	2,709,959	0.22%

Total	63,193,870	5.04%

Voting Rights:

Institution	No. of Shares	% of voting rights

Capital Research and Management Company	55,499,179	4.42%
Capital Guardian Trust Company	2,462,932*	0.20%
Capital International, Inc.	966,243*	0.08%
Capital International Limited	501,117*	0.04%
Capital International S.A.	2,271,659*	0.18%

Total	61,701,130	4.92%

* The difference between the number of shares held and the voting rights is due to the non existence of discretionary rights over all the shares.

Considering the 16,642,686 treasury shares held by PT, CGC holds 4.99% of the company’s voting rights.

Lisbon, November 14, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2003

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.